FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of   September 5, 2002.

DEALCHECK.COM INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

(Address of Principal Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F	☒	Form 40F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	☐	NO	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/S/ Terence Robinson

Terence Robinson
Chief Executive Officer
Dealcheck.com Inc.

Date: September 5, 2002

DEALCHECK.COM INC.

FOR IMMEDIATE RELEASE

Dealcheck.com Inc. Announces Preliminary Negotiations with Sporting Goods Business

Toronto, Canada, September 5, 2002 - Effective immediately, Dealcheck.com Inc. [OTCBB: DCHK], (the "Company") is pleased to announce that in an effort to increase shareholder value it has entered into preliminary negotiations with a U.S based company in the sporting goods business.

The Board believes that Dealcheck is now in a position to seek appropriate merger candidates with sound future opportunities, which can increase shareholder value. In this effort, the Company expects the due diligence in respect to the potential merger to be completed in the very near future.

In addition, the Company is also pleased to announce it has completed its year end audited financial statements for the period ending March 31, 2002, which may be viewed on Edgar shortly.

The Company has 7,266,030 shares issued and outstanding as of September 4, 2002.

For additional information and investor contact, please call Kam Shah, CFO, at the Company at 416-860-0211 or Robert Kennedy at Current Capital Corp. at 1-877-859-5200.

Terence Robinson
CEO
Dealcheck.com Inc.

The statements released by Dealcheck.com Inc. that are not purely historical are forward-looking within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, include statements regarding the Company's expectations, hopes, intentions, and strategies for the future. Investors are cautioned that forward-looking statements involve risk and uncertainties that may affect the Company's business prospects and performance. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. The Company does not undertake any responsibility to update the forward-looking statements contained in this release. Please refer to the company's 6-Ks, 20-Fs and other SEC filings for a more detailed discussion of the risks. This press release does not constitute an offer to sell or solicitation of an offer to buy Dealcheck.com Inc. securities.